[Chapman and Cutler LLP Letterhead]

July 12, 2013

Mr. Ed Bartz

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Rising Interest Rates Hedge Trust, Series 1 (the “Trust”)
       (File No.: 333-189259) (CIK 1579113)

Dear Mr. Bartz:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via electronic mail on July 9, 2013 regarding the registration statement on Form S-6 for Smart Trust, Rising Interest Rates Hedge Trust, Series 1, filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2013. Please find below a response for each of your comments in the order that they were presented.

Comment 1

The name of the Trust includes the term “rising interest rates.” You requested an explanation as to why the Trust’s name is not misleading. The staff expressed concern that the use of this term in the Trust’s name may confuse investors, who may mistakenly believe that it implies that the Trust will pay them an increasing amount of interest.

Response 1

The term “rising interest rates” in the name of the Trust is immediately followed by the word “hedge”. This full phrase conveys the investment strategy of the Trust. We believe reasonable investors would focus on the full name of the Trust which focuses on the phrase “rising interest rates hedge” and not the partial phrase “rising interest rates”. The common plain English meaning of “hedge” in the investment context is to provide a means of protection or defense against financial loss or to reduce the risk and volatility associated with some occurrence. The Trust’s investment strategy focuses on total return potential in an environment where prevailing interest rates are rising and seeks to provide a hedge against the impact of such an environment. The prospectus describes this strategy and we believe that an investor would not misunderstand the Trust’s strategy or objective based on the name. Although we do not believe that the name “Rising Interest Rates Hedge Trust” is likely to mislead investors, we have revised the Investment Summary - Strategy of Portfolio Selection and The Trust - Portfolio Selection sections of the prospectus on pages A-3 and B-2, respectively, to further clarify that the

Trust is not directly intended to provide income distributions that increase as prevailing interest rates rise. In addition, a statement that the Trust seeks to provide a “hedge” against increasing interest rates has also been added to more clearly define the concept. We believe that these revisions should alleviate any remaining confusion that a potential investor might have with respect to the strategy of the Trust.

Comment 2

You requested that a brief definition of total return potential be added to the Investment Summary - Investment Objective section on page A-3 of the prospectus.

Response 2

The requested disclosure has been added to the prospectus. The disclosure has also been added to The Trust - Objective section on page B-2 of the prospectus.

Comment 3

You requested that the “other income-producing securities” referenced in the Investment Summary - Closed-End Funds section on page A-3 be identified. You also requested that the Trust’s credit quality and maturity policies for its investments in senior loans and other fixed income securities be provided, and to include the term “junk bonds” to describe issues rated below-investment grade.

Response 3

The requested disclosure has been added to the prospectus.

Comment 4

You requested that the types of investments held by the exchange-traded funds (“ETFs”) that seek to provide returns that are the opposite of the U.S. Treasury benchmark indices be described in the Investment Summary - Inverse ETFs section on page A-4 of the prospectus.

Response 4

The requested disclosure has been added to the prospectus.

Comment 5

You requested that the Investment Summary - Convertible Bond ETFs section on page A-4 of the prospectus describe the types of investments used by the ETFs that invest indirectly in convertible securities. You also requested that the Trust’s credit quality and maturity policies for its investments in such ETFs be provided.

Response 5

The requested disclosure has been added to the prospectus.

Comment 6

The fourth bullet point in the Investment Summary - Principal Risk Considerations section on page A-4 of the prospectus discusses the risks associated with the Trust’s foreign investments. You requested that the Trust’s investment strategy regarding foreign investments be disclosed in the summary of principal investment strategies.

Response 6

We have been advised by the sponsor that the Trust does not seek to invest directly in foreign securities but may invest in funds that invest in foreign securities. The requested disclosure has been added to the Investment Summary - Closed-End Funds and Investment Summary - Convertible Bond ETFs sections on pages A-3 and A-4 of the prospectus, respectively.

Comment 7

The tenth bullet point in the Investment Summary - Principal Risk Considerations section states that the Trust may invest in companies with smaller market capitalizations. You requested that the Trust’s investment strategy regarding smaller market capitalization companies be disclosed in the summary of principal investment strategies.

Response 7

We have been advised by the sponsor that the Trust does not seek to invest in smaller market capitalization companies as part of its investment strategy and, as a result, such disclosure has not been included in the Investment Summary - Strategy of Portfolio Selection section and has been removed from the primary risks of the Trust in the Investment Summary - Principal Risk Considerations section in Part A of the prospectus. Because certain of the funds in which the Trust invests are managed funds and could invest in smaller capitalization companies, we have retained the risk disclosure related to smaller capitalization companies included in Part B of the prospectus among other general risk considerations.

Comment 8

The eleventh bullet point in the Investment Summary - Principal Risk Considerations section states that the senior loans in which the Trust may invest may be rated below investment grade quality. You requested that the term “junk bonds” be added to this disclosure.

Response 8

The requested disclosure has been added to the prospectus.

Comment 9

The fourteenth bullet point in the Investment Summary - Principal Risk Considerations section describes the risk of the Trust’s derivative investments. You requested that the Trust’s investment strategy regarding derivative investments be disclosed in the summary of the Trust’s principal investment strategies.

Response 9

We have been advised by the sponsor that the Trust does not seek to invest directly in derivative instruments but may invest in funds which utilize derivatives as part of their investment strategies. Disclosure regarding use of derivative investments by the closed-end funds and the inverse ETFs in which the Trust invests has been added to the Investment Summary - Closed-End Funds and Investment Summary - Inverse ETFs sections in response to Comments 3 and 4 above, respectively.

In addition to making revisions in response to your comments, we have revised the prospectus to reflect certain other minor changes and corrections.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about August 15, 2013 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By                /s/ SCOTT R. ANDERSON________________

Scott R. Anderson

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